(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	January 16, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Robb Lamont

RE:	Variable Insurance Products Fund IV (the trust):
Consumer Staples Portfolio Materials Portfolio Telecommunications (the funds)
File Nos. (002-84130) and (811-03759)
Post-Effective Amendment No. 85

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 85 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and July 1, 2006, is maintained at the offices of the trust.

This filing serves to register each of VIP Consumer Staples Portfolio, VIP Materials Portfolio, and VIP Telecommunications Portfolio, as new series of the trust. The new funds are introduced through Prospectuses and Statements of Additional Information (SAIs). Each fund will have two classes of shares. The funds will be available for investment only by separate accounts of both affiliated and unaffiliated insurance companies to fund their variable life insurance contracts and variable annuity contracts.

Pursuant to Rule 485(a), the trust elects an effective date of April 1, 2007. We request your comments by February 15, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Melano Theork
Melano Theork
Legal Product Group